[LETTERHEAD OF CIBC]

                          NOTICE OF CHANGE OF AUDITORS

Canadian Imperial Bank of Commerce ("CIBC") hereby gives notice, pursuant to National Policy 31, as follows:

1. The Audit Committee of CIBC's board of directors conducted an extensive review of CIBC's audit requirements and the services provided by the four global auditing firms in Canada and selected Ernst & Young LLP ("E&Y") as CIBC's auditor. Management of CIBC intends to recommend the appointment of E&Y as CIBC's auditor at the annual meeting of shareholders to be held on February 27, 2003 (the "Annual Meeting").

2. On December 5, 2002, each of PricewaterhouseCoopers LLP and Deloitte & Touche LLP submitted its resignation from the office of auditor of CIBC and these resignations were accepted on behalf of CIBC by the Audit Committee of CIBC's board of directors.

3. CIBC's board of directors appointed E&Y effective December 5, 2002 until February 27, 2003, the date of the next Annual Meeting, at which time shareholders will be asked to vote on the appointment of E&Y as CIBC's auditor.

4. There has been no adverse or qualified opinion or denial of opinion or reservation contained in the auditors' reports on CIBC's annual financial statements for the two fiscal years preceding the date of this notice, being the report of PricewaterhouseCoopers LLP for the fiscal year ended October 31, 2001 and the report of PricewaterhouseCoopers LLP and Deloitte & Touche LLP for the fiscal year ended October 31, 2002.

5. There have been no reportable events (including disagreements, unresolved issues and consultations) in connection with the audits of the two most recent fiscal years and with any subsequent period to date.

DATED at Toronto, Ontario this 5th day of December, 2002.